EXHIBIT 4.1

CONFIDENTIAL

Jetcrown Industrial (Macao Commercial Offshore) Limited
17B, Edf Comercial Rodrigues
599 Avenida da Praia Grande
Macau

13 April 2005

Attention: Mr Lau Pui Hon

Our Ref: MMO CBA 050207

Dear Sirs

BANKING FACILITIES
CUSTOMER NO. 001-198340

With reference to our letters dated 8 April 2004 and 21 April 2004, we are pleased to advise that we have reviewed your banking facilities and offer a renewal within the following limits which are made available on the specific terms and conditions outlined below. These facilities are subject to review at any time and, in any event by 1 April 2006, and also subject to our overriding right of withdrawal and repayment on demand, including the right to call for cash over on demand for prospective and contingent liabilities.

Combined Facilities	HKD10,000,000

The combined facilities may be utilized as overdraft facility, import facility up to their respective facility sub-limits as set out below provided that the aggregate of their outstandings at any time does not exceed the overall Combined Facilities limit of HKD10,000,000.

Within which

Sub-limit for overdraft (OD)	(HKD5,000,000)

Interest on the overdraft facility will continue to be charged on daily balances at 1% per annum below our Retail Best Lending Rate, (RBR is currently 5.25% per annum, but subject to fluctuation at our discretion) and payable monthly in arrears to the debit of your current account.

Sub-limit for import facilities (IMP/IMC)	(HKD10,000,000)

Documentary Credits to your suppliers and Import Loan Facilities in either HK Dollars or Foreign Currency (from time to time published by the Bank on the Board Rates) for up to 60 days less any usance/credit periods granted by your suppliers, within which goods under your control and/or Trust Receipts

We may, at our sole and absolute discretion, refuse to allow drawings under the facilities if the transaction in question does not meet our operational requirements in respect of these facilities.

Interest on your HKD import loans will continue to be charged on a daily basis at 1% per annum below our RBR and payable monthly in arrears to the debit of your current account.

Interest on your foreign currency import loans will continue to be charged on a daily basis at the prevailing interest rates, published by us as Trade Finance Rates, subject to fluctuation at our discretion and payable monthly in arrears to the debit of your current account.

Opening Commission on Documentary Credits and Commission in lieu of exchange will continue to be charged as follows:

- For the first USD50,000 or its equivalent	: 1/16%

- Balance in excess of USD50,000 or its equivalent	: 1/32%

Please note that the interest will be payable on sums which are overdue, drawings which are in excess of agreed limits and amounts demanded and not paid, at 5% per annum over our Best Lending Rate (our BLR is currently 5.25% per annum, but subject to fluctuation at our discretion). Interest will be payable monthly in arrears to the debit of your current account. Pastdue interest on loans will on the other hand be charged at 3% over the agreed interest rate.

Accrual of Interest and Other Sums

Please note that interest and other sums expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.

Security

As security for the existing facilities, we continue to hold the following: -

1)	HSBC time deposit for USD649,000 (or other currency equivalent HKD5,000,000 with interest accrual) held under lien to us together with security over deposit & letter of set-off.

2)	Letter of awareness from Deswell Industries Inc. together with a certified copy of board resolution.

Please note that all costs and expenses (including legal fees) incurred by us in connection with the extension of these facilities and any matters arising are to be reimbursed by you on demand.

Payments by the borrower/guarantor shall be made to the Bank without any set-off, counter-claim, withholding or condition of any kind except that if the borrower/guarantor is compelled by law to make such withholding, the sum payable by the borrower/guarantor shall be increased so that the amount actually received by the Bank is the amount it would have received if there had been no withholding.

We confirm having debited your current account with HKD 1,000 being our review fee for the facilities.

Article 66 of the Financial System Act of Macau
Section 83 of the Hong Kong Banking Ordinance

Please note that Article 66 of the Financial, System Act of Macau and Section 83 of the Hong Kong Banking Ordinance have imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In acknowledging this Facility Letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Article 66 and Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this Facility Letter, that you immediately advise us in writing.

Please arrange for the authorised signatories of your company to initial the foot of all pages and sign at the foot of the last page of the duplicate of this letter. Please also return to us the duplicate of this letter to signify your confirmation as to the correctness of the security held, and your understanding and acceptance of the terms and conditions under which these facilities are granted.

These facilities will remain open for acceptance until the close of business on 4 May 2005 and if not accepted by that date will be deemed to have lapsed.

We are pleased to be of continued assistance. Yours faithfully	We hereby declare that we acknowledge all terms and conditions of the present “facility letter”, with all its pages initialled by us, and we hereby declare that the same are expressly accepted and this constitutes our formal agreement for the banking facilities to be granted by “The Hongkong and Shanghai Banking Corporation Limited”, in accordance with the abovesaid terms and conditions.

Macau, on

For and on behalf of
JETCROWN INDUSTRIAL (MACAO COMMERCIAL OFFSHORE) LIMITED
Synster H T Lee	/s/ Richard Lau
Relationship Manager
Corporate/Commercial Banking	Authorized Signature(s)

RC/cw
Encl	Jetcrown Industrial (MCO) Ltd